Filed by Opnext, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Opnext, Inc.

(Commission File No.: 001-33306)

Oclaro and Opnext Merger FAQ

March 26, 2012

Transaction-Related Q&A

Q:	What is the strategic significance of the deal? Why combine with Opnext?

A:	The Oclaro and Opnext merger creates a new leader in optical components and modules.

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The combined company will be a leader in core optical networking for long-haul, regional and metro DWDM, will be positioned to become a leader in data communications for enterprises and data centers, and will be a leader in the industrial and consumer laser diodes market.

•	The two companies are highly complementary and together will become a strategic supplier to major customers:

•	The companies have complementary product portfolios with little overlap, which will minimize impact on customers.

•	The companies have complementary chip level and technology portfolios, which will allow the combined companies to deliver more vertical integration capabilities from components to subsystems.

•	Our customer base is highly complementary and our combined broader product line allows us to be a global strategic partner to all leading optical systems manufacturers.

•	The combined company will have a balanced global presence in R&D with product expertise close to customers around the world.

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The combined addressable market of the new company is forecast to reach $9.2 billion in 2015.The synergies and economies of scale are compelling, and we expect to achieve positive non-GAAP operating income in the first full quarter after the close of the transaction[1]. We anticipate $35-$45M in annualized cost savings by the end of 18 months.

•	We will have technology leadership in chip level, photonic integration and advanced packaging.

Q:	What are the cost advantages of the combined company?

A:	We expect compelling operational and financial synergies:

•	We expect positive non-GAAP operating income in the first full quarter post close.[2]

•	We expect $35-$45 million in annualized cost synergies in the first 18 months after the close via:

•	Vertical in-feed of component parts into modules/subsystems;

•	Leveraging global supply chain and low cost assembly and test hubs;

•	Focusing R&D resources in key growth markets;

•	Aligning SG&A and streamline single public company costs.

1	Presumes a July 2012 close

Q:	How will this transaction help each company’s respective customers?

A:	This transaction creates a combined company with scale and an expanded set of products and technologies across all aspects of the core optical network, datacom (data centers and enterprises), and industrial and consumer laser diode markets. Our complete toolbox is critical to supporting the long term roadmaps of our customers. Our customers want to minimize the number of suppliers they deal with. It is also important that the two companies have almost no product overlap, enabling minimal disruption to customers during our integration.

Q:	What is the current product overlap between Oclaro and Opnext?

A:	Our product sets are highly complementary with minimal overlap.

Q:	Will any products be discontinued or obsoleted?

A:	We expect relatively minimal changes to the existing product sets of the two companies.

Q:	What will be the margin impact of the deal?

A:	The synergies as described will have a positive impact on gross margins and on operating margins. We will elaborate on the business model targets of the combined company upon deal close and corresponding refinement of integration plans.

Q:	What will the combined manufacturing footprint look like? What percentage of your combined sales will run through Fabrinet?

A:	The first point to emphasize is that our wafer fabs are one of our primary resources. In terms of assembly and test, both companies have been moving toward a more complete outsourcing model. Oclaro recently signed a definitive agreement to transition its internal assembly and test to Venture in Malaysia. On a non-flood basis, about 30% to 35% of Oclaro’s, and about 40% to 45% of Opnext’s assembly and test are with Fabrinet.

Q:	When will the new company begin to generate cash?

A:	We expect positive non-GAAP operating income in the first full quarter post close3. We also expect our synergies to be sufficient to cover the corresponding restructuring costs. We will provide further updates on business model targets upon close.

Q:	What is the anticipated split between telecom and non-telecom related revenue expected to be after the merger?

A:	Investors need to think in terms of optical component revenues from telecom and datacom markets, versus optical component revenues from industrial and consumer markets. On a non-flood impacted basis, our optical component revenues from industrial and consumer markets are in the 15% range.

Q:	What is the timeline for the integration? Do you have an estimate of the cost of integration and timing of the charges?

A:	Integration activities, consisting of restructuring and system integration activities, will begin shortly after close, and over an 18-month period are expected to total $20 -$30 million.

3	Presumes a July 2012 close

Q:	How much of the charges will be cash?

A:	The substantial portion will be cash.

Q:	What are the terms of the deal?

•	Stock for stock tax-free exchange at fixed exchange ratio of 0.42x

•	Implied pro forma ownership: 42% Opnext, 58% Oclaro

•	The transaction is subject to standard regulatory and shareholder approval

Q:	Can you give more background on the integration plans?

A:	Both companies will continue operating as independent entities until close. So it is premature to discuss integration plans too specifically. However, the integration teams are expected to be led by executives from both companies, who will have a direct interface to Alain Couder, the chairman and CEO of the merged company, at the executive staff level.

Q:	How can I review the agreement?

A:	A copy of the merger agreement will be in the 8-K filed in connection with the merger announcement.

Q:	Will the transaction be accretive or dilutive? What is the timeframe?

A:	We expect positive non-GAAP operating income in the first full quarter post close.4

Q:	What is the proposed management structure of the new company?

A:	Upon closing, the combined company will be led by Alain Couder, who will serve as chairman and CEO, and Harry Bosco will join the board of directors.

Q:	What is the Board composition of the new company?

A:	10 Board members (6 Oclaro, including Couder as chairman, 4 Opnext including Bosco)

Q:	Who were the advisors on the merger?

A:	Foros acted as the financial advisor to Oclaro, and Blackstone Advisory Partners L.P. acted as the financial advisor to Opnext.

Q:	Whom should I contact for investor related questions?

A:	Until the close, contact:

[4]	Presumes July 2012 close

Oclaro	Opnext
Jim Fanucchi	Steve Pavlovich
Summit IR group	VP of IR
+1 408.404.5400	+1 510.743.6833

Legal Q&A

Q:	How can I submit my vote in favor of or against the merger?

A:	Oclaro intends to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus will have instructions on how to vote your shares.

Q:	What regulatory approvals are necessary?

A:	The stockholders from both companies must approve the transaction after the SEC has declared the Registration Statement on Form S-4 effective.

Q:	When will the deal close?

A:	The merger is subject to customary conditions, including approval by the stockholders of each of the companies, and is expected to close three to six months after the signing of the definitive agreement, which was signed on March 26, 2012.

Q:	When will the stockholder vote occur?

A:	We expect the shareholder vote to be in three to six months, barring regulatory delays.

Q:	What will happen between now and the close?

A:	Until the merger closes each company continues to operate on an independent basis with no changes.

Forward-Looking Statements

This document contains statements about the future expectations, plans or prospects of Oclaro and its business, and together with the assumptions underlying these statements contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: (i) statements about the benefits of the merger involving Oclaro and Opnext, including potential synergies and cost savings and the timing thereof; (ii) future financial and operating results following the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities for the combined company; (v) the impact on the merger on the market for the combined company’s products; (vi) the non-GAAP operating income and integration costs of the combined company; and (vii) other statements identified by words such as “potential,” “expected,” “plan,” “estimate,” “intend,” “will,” “should”, “believe”, “target”, or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Oclaro’s and Opnext’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Oclaro and Opnext. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the failure of the merger to close for any reason; (ii) the competitive position and opportunities for the combined company; (iii) general business and economic conditions; (iv) the performance of financial markets; (v) risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval and regulatory agency approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; (vi) the impact on the merger on the markets for the combined companies optical, industrial and consumer products; (vii) the failure of the combined company to realize synergies and cost-savings from the transaction or delay in realization thereof; (viii) the businesses or employees of Oclaro and Opnext not being combined and integrated successfully, or such combination taking longer or being more difficult, time-consuming or costly to accomplish than expected; (ix) operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties; (x) the future performance of the combined company following the closing of the merger; (xi) the combined company’s ability to maintain gross margins; (xii) effects of fluctuating product mix on results; (xiii) the combined company’s ability to timely develop and commercialize new products; (xiv) the combined company’s ability to respond to evolving technologies and customer requirements; (xv) the combined company’s dependence on a limited number of customers for a significant percentage of its projected revenues; (xvi) the combined company’s ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources; (xvii) increased costs related to downsizing and compliance with regulatory requirements in connection with such downsizing, competition and pricing pressure; (xviii) the combined company’s potential lack of availability of credit or opportunity for equity based financing; (xix) the combined company’s risks associated with international operations; (xx) the combined company’s outcome of tax audits or similar proceedings; and (xxi) the outcome of pending litigation against Oclaro or Opnext. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Oclaro and Opnext, with the Securities and Exchange Commission. They each anticipate subsequent events and developments may cause their views and expectations to change. Neither Oclaro nor Opnext assumes any obligation, and they specifically disclaim any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, Oclaro and Opnext plan to file documents with the SEC, including the filing by Oclaro of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Oclaro and Opnext plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Oclaro and Opnext are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Oclaro and Opnext because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro’s website at www.oclaro.com or Opnext’s website at www.opnext.com or the SEC’s website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2011, and additional information regarding the directors and executive officers of Opnext is also included in Opnext’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on January 26, 2012.